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                              June 15, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 5,
2023
                                                            CIK No. 0001957001

       Dear Li Siu Lun Allan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Capitalization, page 50

   1. We note you have included cash and cash equivalents in your capitalization table. Please revise the table to
present such amounts separate from the capitalization and indebtedness total as your "total
capitalization" balance currently includes cash and cash equivalents.
   2. In a related matter, please revise to remove liabilities other than your debt. While we note your liabilities may
represent your contractual obligations, not all are considered indebtedness for
purposes of the capitalization table. Capitalization should include the
  Li Siu Lun Allan
Fenbo Holdings Ltd
June 15, 2023
Page 2
         total amount of a entity's outstanding securities, and indebtedness should comprise total debt, that is, both the current and non-current outstanding amounts. Please revise your presentation accordingly.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. We note that your previous auditor K.R. Margetson Ltd. resigned for personal reasons.
         However, we also note you refer to Margetson as your auditor on pages II, 9, and 25.
         Please revise to correct. In addition, revise to include the disclosures required by Item 4.d of Form F-1 and Item 16F of Form 20-F.
       You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastName Li Siu Lun Allan                             Sincerely,
Comapany NameFenbo Holdings Ltd
                                                                Division of
Corporation Finance
June 15, 2023 Page 2                                            Office of
Manufacturing
FirstName LastName